FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 17, 2007

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 17, 2007	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Item 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Room 1901, No. 333, Section 1	Freddie Liu, Vice President
Keelung Road, Taipei, Taiwan, 110	ir@aseglobal.com

Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. PRESS RELEASE

April 17, 2007, Taipei, Taiwan - Advance Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) ("ASE" or the "Company") announced today that it was notified by the investor consortium led by The Carlyle Group (the "Consortium") that the Consortium would withdraw its plans, originally announced by the Consortium on November 24, 2006, to make an offer to acquire 100% of the outstanding shares of the Company at NT$39 per share (the "Proposed Offer").

The Consortium stated that the reason for withdrawing the Proposed Offer was the inability of the Consortium and the evaluation committee formed by Director T.C. Cheng at the request of the Company's Board of Directors (the "Evaluation Committee") to reach agreement on the proposed offer price after a number of meetings with the Evaluation Committee.

During its most recent meeting with the Evaluation Committee, the Consortium agreed to increase the offer price to NT$39.50 per share. The Evaluation Committee concluded that this proposed offer price did not reflect the value of the Company and informed the Board of the Company and the Consortium that it would not support a transaction at the proposed offer price. Following this, the Company received a letter from the Consortium today (April 17, 2007) stating that the Consortium had determined not to pursue the proposed transaction.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.